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                                                                EXHIBIT NO. 99.1

        ALTAREX AND UNITED THERAPEUTICS SIGN EXCLUSIVE LICENSE AGREEMENT
           - OVAREX(R) IS CORNERSTONE OF FIVE PRODUCT COLLABORATION -

Conference Call 11 a.m. EST - details contained herein

WALTHAM, MA, April 17, 2002 - AltaRex Corp. (AXO.TO, ALXFF.OTC) announced today that AltaRex and a wholly-owned subsidiary of United Therapeutics Corporation have entered into an exclusive license agreement for the development of five monoclonal antibodies that activate the immune system to treat cancer. The strategic collaboration is centered on AltaRex's OvaRex(R) (oregovomab) antibody that is currently in late-stage clinical development for the treatment of metastatic ovarian cancer. The four additional products are intended to treat lung, breast, prostate, multiple myeloma and other forms of cancer.

Under the terms of the agreement, the United Therapeutics subsidiary receives exclusive rights for development and commercialization of the five products worldwide, with the exception of rights retained by AltaRex to the European Union and to certain other countries in accordance with existing commercialization agreements. While conducting a comprehensive review of the program, and thereafter upon satisfactory completion of its redesign, United Therapeutics will cover the cost of clinical trials, manufacturing and other development expenses for each product. AltaRex will receive development milestone payments and royalties from product sales. In addition, AltaRex has granted to the United Therapeutics subsidiary a right of first refusal to any products developed or acquired by AltaRex which have applications in the treatment of cancer.

"I am pleased about this agreement because it fits so well with United Therapeutics' strategy of inlicensing unique therapeutic products that are in a late-stage of clinical development and show significant promise for addressing unmet medical needs, particularly in orphan indications," said Martine Rothblatt, Chairman and CEO of United Therapeutics. "The AltaRex program may fit well with our ongoing assessment of the anti-metastatic properties of our lead drug, Remodulin, which is the subject of growing interest among cancer researchers."

"AltaRex is pleased to have entered into this agreement with United Therapeutics," said Richard Bagley, President and CEO of AltaRex. "We believe that of the proposals that AltaRex had been considering, the collaboration with United Therapeutics represents the best fit and the best value for our shareholders and cancer sufferers, all of whom we expect will share in the success of the Company's oncology products and technology platform. We will continue to build our technology platform, both with United for the cancer field and on our own. Our collaboration with United Therapeutics affords us the opportunity to explore the application of our novel technology to new therapeutic areas. We are also pleased that AltaRex will maintain control of our current oncology product portfolio as it pertains to the European Union market."

As part of this transaction, United Therapeutics purchased 4.9 million common shares of AltaRex, at a premium of ten percent to a predetermined five-day market average, with gross proceeds to AltaRex of


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approximately $2,450,000 (all dollar amounts herein are stated in U.S. dollars).
In addition, AltaRex has issued a nominal ($50,000) convertible debenture to United Therapeutics that is secured by the intellectual property of AltaRex. AltaRex also has issued United Therapeutics a warrant exercisable at the option of United Therapeutics into an additional 3.25 million common shares of AltaRex for proceeds to AltaRex of $1,625,000. Further, AltaRex has granted to United Therapeutics a right to purchase a debenture in the principal amount of $875,000. With shareholder approval, $441,690 of the principal amount of the debenture will convert into 883,380 common shares of AltaRex. The right to exercise the warrant and purchase the convertible debenture will expire on August 20, 2002. Assuming exercise of the warrant and conversion of the debenture, United Therapeutics would own approximately 19.9% of the current outstanding common shares of AltaRex. United Therapeutics has also received rights to purchase 19.9% of certain future financings of AltaRex. If United Therapeutics does not exercise the warrant or purchase the debenture, AltaRex may terminate the license agreement. After discussion with securities regulatory authorities and in light of the equity investment and loan by United Therapeutics, AltaRex's previously announced (March 7, 2002) private placement offering of Special Warrants has been cancelled.

AltaRex will now focus its business development efforts on seeking collaborators to develop and commercialize its oncology pipeline in Europe and will redirect its discovery efforts to an existing joint collaboration with Epigen and to certain new therapeutic areas.

AltaRex has scheduled a teleconference and webcast to discuss this strategic collaboration. Please join on Thursday, April 18, at 11:00 a.m. (EST).

To access, call toll-free 1-800-997-8642, or visit the AltaRex website (www.altarex.com) for a webcast link. For international callers*, dial 973-694-2225.

A rebroadcast of the teleconference will be available for one week by dialing 1-800-428-6051 or 973-709-2089 for international calls. The PIN for both rebroadcast numbers is 239583. The webcast also accessed for one week on the Company's website.

*The majority of callers from Canada can use the 1-800 numbers

eMedsecurities, Inc. has acted as an advisor to United Therapeutics for this transaction.

AltaRex Corp. is focused on the research, development and commercialization of antigen-targeted antibody-based therapies for life threatening diseases utilizing monoclonal antibodies as immunotherapeutic agents. AltaRex has established proprietary expertise for the use of antigen-binding agents, specifically foreign monoclonal antibodies, to alter patients' immune system responses in a therapeutically beneficial manner for conditions that include cancer, infectious diseases and autoimmune diseases.

For more information about AltaRex, please visit the Company website at www.altarex.com.


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This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to AltaRex's need for capital and the risk that the AltaRex can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain corporate alliances such as the collaboration with United and the risk that AltaRex cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, or that, if established such alliances will be successful, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether AltaRex or its collaborator(s) such as United will file for regulatory approval for products on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect AltaRex's technology, and other risks detailed from time-to-time in AltaRex's filings with the United States Securities and Exchange Commission and Canadian securities authorities. AltaRex does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
INFORMATION CONTAINED HEREIN

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